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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Lamar Advertising Company
(Name of Issuer)
Class A Common Stock, $0.001 par value
(Title of Class of Securities)
512815-10-1
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 512815-10-1	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS: The Reilly Family Limited Partnership

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

State of Delaware

	5	SOLE VOTING POWER:

NUMBER OF		9,000,000 [1]

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,000,000 [1]

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

9,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

9.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
1 Consists of 9,000,000 shares of Class B Common Stock, $0.001 par value per share (the “Class B Common Stock”), which are convertible into shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 512815-10-1	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS: Kevin P. Reilly, Jr

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	5	SOLE VOTING POWER:

NUMBER OF		11,619,623[2]

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,619,623 [3]

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,619,623 [2]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

11.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
2 Includes: (i) 377,474 shares held in trust for the benefit of Mr. Reilly’s children; (ii) 112,500 shares of Class A Common Stock subject to stock options exercisable within 60 days of December 31, 2005; and (iii) 10,984,776 shares of Class B Common Stock, 9,000,000 shares of which are held by the Reilly Family Limited Partnership (the “RFLP”), of which Mr. Reilly is the Managing General Partner. The Managing General Partner of the RFLP exercises sole voting power over the shares held by the RFLP, but disposition of the shares requires the approval of 50% of the general partnership interests in the RFLP.
3 Includes: (i) 377,474 shares held in trust for the benefit of Mr. Reilly’s children; (ii) 112,500 shares of Class A Common Stock subject to stock options exercisable within 60 days of December 31, 2005; and (iii) 1,984,776 shares of Class B Common Stock.

CUSIP No. 512815-10-1	13G	Page 4 of 9 Pages
Item 1(a). Name of Issuer:
Lamar Advertising Company
Item 1(b). Address of Issuer’s Principal Executive Offices:
5551 Corporate Boulevard Baton Rouge, Louisiana 70808
Item 2(a). Name of Person Filing:
The Reilly Family Limited Partnership (the “RFLP”) Kevin P. Reilly, Jr.
Item 2(b). Address of Principal Business Offices or, if None, Residence:
For each Reporting Person:

c/o The Lamar Corporation 5551 Corporate Boulevard Baton Rouge, LA 70808
Item 2(c). Citizenship:
          The RFLP is a Delaware limited partnership. The other Reporting Person is a citizen of the United States of America.
Item 2(d). Title of Class of Securities:
          Class A Common Stock, $0.001 par value per share. The Class B Common Stock, $0.001 par value per share, is convertible on a one-for-one basis into shares of Class A Common Stock. (Generally, Class B Common Stock is entitled to ten votes per share whereas Class A Stock is entitled to one vote per share.)
Item 2(e). CUSIP Number:
512815-10-1
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

CUSIP No. 512815-10-1	13G	Page 5 of 9 Pages
(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐ Investment Company registered under Section 8 of the Investment Company Act.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]
Not applicable.
Item 4. Ownership (as of December 31, 2005):
          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:

See Box 9 on cover pages.

(b)	Percent of class:

See Box 11 on cover pages.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote:

See Box 5 on cover pages.

CUSIP No. 512815-10-1	13G	Page 6 of 9 Pages
(ii)	Shared power to vote or direct the vote:

See Box 6 on cover pages.

(iii)	Sole power to dispose or to direct the disposition of:

See Box 7 on cover pages.

(iv)	Shared power to dispose or to direct the disposition of:

See Box 8 on cover pages.
Item 5. Ownership of Five Percent or Less of a Class.
          If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
          Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
          Not applicable.
Item 8. Identification and Classification of Members of the Group.
          Not applicable.
Item 9. Notice of Dissolution of Group.
          Not applicable.
Item 10.Certification.
          Not applicable.

CUSIP No. 512815-10-1	13G	Page 7 of 9 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 13, 2006

The Reilly Family Limited Partnership

By:	/s/ Kevin P. Reilly, Jr.

Name:	Kevin P. Reilly, Jr.
Title:	Managing General Partner

/s/ Kevin P. Reilly, Jr.

Kevin P. Reilly, Jr.
          The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Note. Six copies of this statement, including all exhibits, should be filed with the Commission.
Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No. 512815-10-1	13G	Page 8 of 9 Pages
EXHIBIT INDEX TO SCHEDULE 13G
Exhibit 1
Agreement as to Joint Filing of Schedule 13G.

CUSIP No. 512815-10-1	13G	Page 9 of 9 Pages
EXHIBIT 1
The undersigned hereby affirms that he or it is individually eligible to use Schedule 13G and agrees that this Schedule 13G is filed on his or its behalf.
Dated: February 11, 2005.

The Reilly Family Limited Partnership

By:	/s/ Kevin P. Reilly, Jr.

Name: Kevin P. Reilly, Jr.
Title: Managing General Partner

/s/ Kevin P. Reilly, Jr.

Kevin P. Reilly, Jr.